SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2005

P.T. Indosat Tbk

(Translation of Registrant's Name into English)

Indosat Building

Jalan Medan Merdeka Barat, 21

Jakarta 10110 - Indonesia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F        X      Form 40-F    ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No       _X__

            (If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .)

30 March 2005

PT Indosat Tbk

JSX : ISAT

NYSE : IIT

Reuters : ISAT.JK

Bloomberg : ISAT.IJ

Market Capitalization

Rp30.39 trillion (As of 31 Dec 2004)

Issued shares

5,285,308,500 (after 5:1 Stock Split & Issuance of ESOP)

Share Price

As of  31 Dec 2004

Rp 5,750

Hi/Lo (3 mo) 6,000/Rp4,225

Major Shareholders (shares)

Indonesia Communication Ltd  41.08%

Government of Indonesia        14.69%

Public                                       44.23%

IDR  to  USD Conversion,

31 Dec 2004  1USD = IDR 9,290

Board of Directors

Deputy President Dir. – Ng Eng Ho

Finance Dir. – Wong Heang Tuck

Consumer Mkt Dir.  – Hasnul Suhaimi

Corporate Mkt Dir. – Wahyu Wijayadi

Business Dev. Dir. – Wityasmoro S. H.

Corporate Svc. Dir. – Sutrisman

Network Quality & Operations Dir. –

Raymond Tan

IT Dir. – Joseph Chan

Consolidated Subsidiaries

PT Lintasarta (69.46%)

PT IM2 (99.85%)

PT Sisindosat (96.87%)

Investor Relations Division

Phone : +62213869614/300030001

PT Indosat Tbk

Fax : +62 21 3804045

E-mail : investor@indosat.com

              http://www.indosat.com

Full Year 2004 Results

Financial Summary

For the Period Ended 31 December

In Billion Rp

2003                     2004             (%) Change

                                                                            (Restated)

Operating Revenues

8,235.3

          10,549.1               28.1%

Operating Expense

5,887.4

            7,314.4

       24.2%

Operating Income

2,347.9

            3,234.7

       37.8%

Net Income

6,082.0

            1,633.2

      -73.1%

     Net Income (as previously reported)

1,570.0

            1,633.2

         4.0%

EBITDA*)

4,385.9

            6,053.4

       38.0%

*EBITDA: Earning before interest, amortization of goodwill, non-operating income and expense, income tax expense and depreciation as computed under Indonesian GAAP.

Financial Ratios

Formula

        FY2003

FY-2004

EBITDA Margin

EBITDA / Operating Revenues

53.3%

57.4%

Interest Coverage

EBITDA/Interest Expense

531.4%

562.6%

Debt to EBITDA

(Debt + Procurement Payable) /

267.7%

190.7%

EBITDA)

 Net Debt to Equity

Net Debt / Total Equity

48.9%

41.7%

Highlights

•

As a result of the revision of the Statement of Financial Accounting Standard (“SFAS” or SAK) No 38 and 24 in 2004, we early adopted SAK 38 resulting in the realization of the gain previously credited to “Difference in Value from Restructuring Transactions of Entities under Common Control” from the transactions with Telkom. The consolidated financial statements have been restated for the retrospective recognition of the realized gain to “Extraordinary Item - Realized Gain from Early Adoption of SAK 38” in 2003 due to the loss of common control between the Company and Telkom.

•

We also early adopted SAK 24 (revised 2004). As a result, we recalculated our liability relating to employee benefits to conform with the treatment in SAK 24 (revised 2004) which requires retrospective application.

•

These are non-cash adjustments and therefore have no impact on the shareholders’ funds of the Company and have no tax impact.

For the year ended 31 December 2004:

•

Our mobile cellular subscriber base reached 9,754,607, or a 63.6% increase year-on-year.

•

We managed to maintain our total IDD minutes as compared to 2003 despite intensifying competition.

•

Our MIDI business recorded a robust 20.8% growth in revenue mainly due to higher demand in the wholesale market both in international and domestic.

•

Cellular, fixed telecommunication and MIDI & Other services contributed 70.6%, 14.7%, and 14.7% to operating revenues, respectively.

INDOSAT REPORTS FULL YEAR 2004

AUDITED FINANCIAL RESULTS

Jakarta, 30 March 2005, PT Indosat Tbk (“Indosat” or “the Company”) released its consolidated full year 2004 operating and financial results.  The Company recorded operating revenues and operating income for the year ended 31 December 2004 amounting to Rp10,549.1 billion and Rp3,234.7 billion, respectively. Net income was recorded as Rp1,633.2 billion for the year ended 31 December 2004.

For the year ended 31 December 2004, cellular, fixed telecommunication, and MIDI services contributed 70.6%, 14.7%, and 14.1% to operating revenues, respectively.  Other services contributed the remaining 0.6% of operating revenues.

The financial statements were prepared in accordance with Indonesian Generally Accepted Accounting Principles.

In 2004, the Company adopted SAK 38 (revised 2004) resulting in the realization of the gain previously credited to “Difference in Value from Restructuring Transactions of Entities under Common Control” from transactions with Telkom. The 2003 consolidated financial statements have been restated for the retrospective recognition of the realized gain to “Extraordinary Item - Realized Gain from Early Adoption of SAK 38” in 2003 due to the loss of the common control between the Company and Telkom (Note 1d of the audited financial statements).

The Company also adopted SAK 24 (revised 2004) in 2004. As a result, the Company recalculated its liability relating to employee benefits to conform with the treatment in SAK 24 (revised 2004) which requires retrospective application (i.e, the shortfall of the liability for the benefits as of the beginning of the earliest comparative period presented in the consolidated financial statements should be charged to retained earnings at the beginning of that period).

FINANCIAL RESULTS

Statements of Income (for the year ended 31 December 2004 compared to the year ended 31 December 2003):

Operating revenues

Total operating revenues increased from Rp8,235.3 billion in 2003 to Rp10,549.1 billion in 2004, or 28.1%, primarily as a result of growth in revenues from cellular services. During 2004, revenues from fixed telecommunication services decreased by Rp252.7 billion or 14.0% compared to the prior period, while revenues from MIDI increased by 20.8%. As a result, cellular services revenues represented 70.6% of our total operating revenues for 2004, compared to 62.1% for 2003.

Cellular services.    For the year ended December 31, 2004, we recorded operating revenues from cellular services totaling Rp7,450.8 billion, or an increase of 45.6% from Rp5,117.6 billion in 2003. Usage charges (comprising revenues from outgoing voice traffic) increased by Rp948.1 billion, or 29.0%, compared to 2003 and represented 56.6% of total operating revenues from cellular services. In addition, value-added features  charges (mainly SMS) increased by Rp1,076.7 billion, or 92.6%, compared to 2003 and represented 30.1% of total operating revenues from cellular services. The contribution of value-added features charges to operating revenue from cellular services increased in 2004 compared to the prior year, in which value added features contributed 22.7%. We expect that value-added features charges will continue to increase as a proportion of operating revenues from cellular service, in line with the trend of data traffic increases in the recent periods.

Fixed Telecommunication services.    Operating revenues from fixed telecommunication services decreasedby Rp252.7 billion, or 14.0%, from Rp1,807.7 billion in 2003 to Rp1,554.9 billion in 2004. Operating revenues from fixed telecommunication services represented 14.7% of total operating revenues in 2004, compared to 22.0% in 2003. International calls contributed 99.3% to operating revenues from fixed telecommunication services. The remaining 0.7% was from fixed wireless access services. Total call volume from our “001” and “008” international gateways increased by 0.5% from 855.6 million minutes in 2003 to 859.5 million minutes in 2004.

The decrease in operating revenues from fixed telecommunication services notwithstanding the increase in total call volume was due to several factors, namely, the declining volume of outgoing calls and the continuing decrease in net settlement rates for incoming calls.

Multimedia, Data Communications and Internet (MIDI) services.    In 2004, operating revenues from MIDI services increased by Rp255.6 billion, or 20.8%, from Rp1,228.3 billion in 2003 to Rp1,483.9 billion in 2004, despite the increased competition from domestic and international providers. Therefore, MIDI contributed 14.1% to total operating revenues.  The increase in operating revenues from MIDI services was attributable to significant growth in the wholesale market, especially for international and domestic high speed leased lines as well as IP based services (IP VPN).

Operating expenses

In 2004, we were able to manage overall operating expenses resulting in lower growth in total operating expenses (24.2%) compared to the growth in total operating revenues (28.1%). This was achieved through a number of initiatives, mainly the continued network and administrative consolidation of and cost savings following the merger of Satelindo and IM3 into Indosat in late 2003. Some expense items increased due to our efforts in addressing the growing cellular and MIDI markets.

Operating expenses increased by Rp1,427.0 billion, or 24.2%, from Rp5,887.4 billion in 2003 to Rp7,314.4 billion in 2004, primarily due to increased expenses for depreciation and amortization, personnel, maintenance, other cost of services, and marketing.

Depreciation and amortization expenses increased 38.3% from Rp2,038.0 billion in 2003 to Rp2,818.7 billion in 2004. The increase in depreciation expenses relates primarily to the increase in our capital expenditure which increased by 36.8% in 2004 compared to the prior year. The capital expenditure and the resulting depreciation and amortization expenses was mainly related to our cellular businesses.

Personnel expense increased by Rp184.4 billion, or 18.0%, from Rp1,023.0 billion in 2003 to Rp1,207.4 billion in 2004. Personnel costs increased primarily due to increases in incentives & allowance and accrual of bonuses, expenses associated with Employee Stock Ownership Program (ESOP), and outsourced employees made available to serve our growing businesses. Productivity, as measured by revenues per head count/employee, increased from Rp1.30 billion per employee in 2003 to Rp1.35 billion per employee in 2004.

Compensation expenses to telecommunications carriers and service providers, which relates primarily to international call services, decreased from Rp724.2 billion in 2003 to Rp523.6 billion in 2004, or 27.7%. This significant decrease was achieved through initiatives to generate traffic and direct traffic through our own network. This was made possible following the additional roll-out of our network and synergy creation following the merger of Satelindo and IM3 into Indosat.

Administration and general expenses decreased by Rp26.6 billion, or 5.3%, from Rp498.0 billion in 2003 to Rp471.3 billion in 2004, primarily due to the rationalization of accounting policy in the provision on doubtful account policy for receivables from other operators, which was applied starting from the second quarter of 2004 as a result of the merger.

Maintenance expenses increased by Rp176.3 billion, or 59.3%, from Rp297.1 billion in 2003 to Rp473.4 billion in 2004, primarily due to increased maintenance expenses for cellular technical equipment (primarily base transceiver stations) associated with additional cellular equipment being installed during such periods and the expiry of warranty period of the 2003 roll out. In 2004, we expanded our network by approximately 1,000 BTSs during the year.

Leased circuits expenses mainly relate to the use of leased circuits by our cellular and MIDI businesses. As a result of our programs and initiatives to use own network and circuits, leased circuits expenses increased by only Rp6.0 billion, or 6.5%, from Rp91.7 billion in 2003 to Rp97.7 billion in 2004.

Marketing expenses increased by Rp107.5 billion, or 44.4%, from Rp242.3 billion in 2003 to Rp349.8 billion in 2004, due to increased marketing expenses associated with our aggressive marketing campaign to attract additional cellular subscribers.

Other cost of services expenses increased by Rp399.4 billion, or 41.0%, from Rp973.1 billion in 2003 to Rp1,372.5 billion in 2004. Cost of SIM cards and pulse reload vouchers contributed approximately 31.1% of total other cost of services expenses and was the largest contributor to such item. The second and third largest contributors are radio frequency license fee and rental expense of BTS sites. The increase in SIM card costs and reload pulse vouchers reflects the increase in cellular subscribers during the period.

Operating income

As a  result of initiatives to manage the increase in overall expenses, the level of growth in operating expenses was maintained below the level of growth in operating revenues. Therefore, we could report that operating income increased by Rp886.8 billion, or 37.8%, from Rp2,347.9 billion in 2003 to Rp3,234.7 billion in 2004.

Other expenses

  Other expenses-net increased by Rp118.5 billion, or 14.9%, from an expense of Rp795.0 billion in 2003 to an expense of Rp913.4 billion in 2004 mainly due to the followings :

Gain on sale of investment in associated company of Rp286.2 billion in 2004 relating to the sale of our interest in MGTI. We also recorded gain on sale of other long term investment amounting to Rp110.9 billion relating to the sale of our interest in Pramindo Ikat Nusantara.

Interest income increased by Rp39.7 billion from Rp147.7 billion in 2003 to Rp187.4 billion in 2004 due to increase in average of cash and time deposit balances during 2004 compared to 2003.

Financing cost in 2004 was Rp1,097.5 billion, representing a 30.9% increase compared to 2003, principally as a result of interest expense relating to additional debt and bonds issued in late 2003.

We recorded foreign exchange loss-net of Rp66.1 billion in 2004 due to the depreciation of the Rupiah against the U.S. dollar in 2004 compared to 2003 and the higher weighted average balance of U.S. dollar- denominated liabilities in 2004 compared to 2003. The US dollar to Rupiah exchange rate was US$ 1.00 to Rp9,290 at December 31, 2004 compared to US$ 1,00 to Rp8,465 at December 31, 2003.

Our amortization expenses related to goodwill were Rp226.3 billion in 2004, a decrease of Rp26.6 billion, or a 10.5% decrease, as a result of the reclassification of amortizing intangible assets in connection with our acquisition of Satelindo from amortization of goodwill to amortization and depreciation.

Our loss on change in value of derivatives net was Rp170.5 billion in 2004, which was the net fair value position at December 31, 2004 of cross-currency swaps and interest rate swaps transactions entered into during 2004.

Extraordinary Item

As a result of SAK No 38 and 24 in 2004, we adopted SAK 38 resulting in the realization of the gain previously credited to “Difference in Value from Restructuring Transactions of Entities under Common Control” from transactions with Telkom. The 2003 consolidated financial statements have been restated for the retrospective recognition of the realized gain to “Extraordinary Item - Realized Gain from Early Adoption of SAK 38” in 2003 due to the loss of the common control between the Company and Telkom.

We also adopted SAK 24 (revised 2004). As a result, we recalculated our liability relating to employee benefits to conform with the treatment in SAK 24 (revised 2004) which requires retrospective application.

As a result of the adoption of SAK 38 (revised 2004), we realize gain on Difference in Value from Restructuring Transactions of Entities under Common Control amounting to Rp4,499.9. See attachment for more information.

 Taxation

Income tax expenses—net increased by Rp742.4 billion from a benefit of Rp17.8 billion in 2003 to an expense of Rp724.6 billion in 2004. Current income tax expenses represented 36.9% of income before income tax in 2003 and 5.9% in 2004.

Income tax expenses—deferred was an expense of Rp 583.7 billion in 2004 compared to a benefit of Rp603.4 billion in 2003 reflects a reversal of the net deferred tax liabilities relating to our equity in net income (loss) of the merged subsidiaries on the merger date in the amount of Rp1,142.3 billion in 2003.

The overall effective tax rate was closer to the corporate tax rates  in 2004 following the merger of Satelindo and IM3 into Indosat in late 2003.

STATUS OF BORROWINGS

As of 31 December 2004, the Company had outstanding long-term borrowings of Rp9,487.6 billion which includes ;

•

Long term debt (net of current maturities) of Rp 1,588.1 billion ;

•

Current portion of Long-term Debt of Rp375.4 billion ; and

•

Bonds payable - net of unamortized bonds and note issuance cost of Rp7,524.1 billion.

The table below summarizes major long-term debts of Indosat as of 31 December 2004.

    Facility

               Amount        Maturity               Interest Rate

                                                                  INDOSAT

Bonds I

        Series A Fixed 18.5% per annum Series B

(Rp billion)                                    1,000                   2006                      Floating Rate Bond , maximum 21% and

                                                                                  minimum 16%

Bonds II                                                                                                         Various (Fixed, floating and revenue

(Rp billion)                                   1,250                     2007                                                           sharing/Syari’ah)

Bonds III                                                                   2008 and                                                             12.5% and

(Rp billion)                                   2,500                     2010                                                             12.875% fixed

U.S. Bonds (US$ Million)                300                      2010                                                           7.75% (Fixed)

Secured Loan (Bank

Syndicated)

(Rp billion)

- Mandiri

          177.8                      2008                     6.25%+average dep rate (Mandiri, BNI,

                                                                                                                                                                       BCA)

- BNI                                             763.1                      2008                      5,83%+average dep rate (Mandiri, BNI,

                                                                                                                                                                         BCA)

- BCA                                           901.9                     2008                        5.33%+average dep rate (Mandiri, BNI,

                                                                                                                                                                        BCA)

LINTASARTA

Bank loan (Rp billion)                   151.8                   2007                         3-month time deposit rate guaranteed by

                                                                                                                  BI + 3% - 3.5%

Convertible Bonds (Rp billion)       36.5               2006 – 2007                 Fixed rate and floating rate

For the purpose of the revenue sharing calculation on Indosat’s Syari’ah Bond, the table below presents consolidated satellite revenues and IM2’s internet revenues which serve as the basis for revenue sharing calculation.

Revenues In Rp (Mio)                                       Q1-04                 Q2-04                  Q3-04                 Q4-04

Internet (from IM2)

       44,763.5           39,956.3          87,885.5          67,888.5

Satellite (Indosat Consolidated)              39,771.9            35,767.8          39,891.4         37,500.6

CAPITAL EXPENDITURES

In 2004, Indosat committed Rp6,298.4 billion for capital expenditure with the following breakdown :

(i)

Rp4,611.8 billion for cellular network

(ii)

Rp763.7 billion for fixed telecom

(iii)

Rp896.1 billion for MIDI and Backbone

(iv)

Rp26.9 billion for other supporting equipment

In 2005, Indosat plans to commit an amount of US$800-900 million for capital expenditure of which approximately 80% will be allocated for cellular network development.

OPERATIONAL RESULTS

CELLULAR SERVICES

3.79  million net additional subscribers in full year 2004

In 2004, net addition of subscribers were 3.79 million, a 59.4% increase from net addition in 2003 of 2.38 million. This increase was attributable to our aggressive promotional efforts, expansion and enhancement of our cellular network  and coverage, as well as introduction of various new cellular features and products.

The addition of cellular subscribers and the increase in penetration towards a lower end segment resulted in a blended ARPU of Rp89,489 for 2004, or a 15.9% decline from 2003.

MS-Super Hemat
MS-Pulsa Shock
Matrix 9
Mentari Liburan MS-Holiday
Blackberry
Mentari Gemilang MS-XTRA MS-Transfer
Mentari Mudik MS-Super
10,000,000
9,500,000
9,000,000
8,500,000
8,000,000
7,500,000
7,000,000
6,500,000
6,000,000
Jan04
Feb04
Mar04
Apr04
May04
Jun04
Jul04
Aug04
Sep04
Oct04
Nov04
Dec04
Total Subs

We have been very active in launching a number of cellular marketing and promotion initiatives, among others :

•

 “Mentari Mudik Asik”,  a starter package with a nominal price of Rp25.000,- that offers a Rp65.000 value (pulse value Rp25.000,- plus Bonus pulse value Rp25.000,- and free SMS info worth of Rp15.000)

•

”IM3 Super”, a starter package with nominal price of Rp. 20.000,- that offers Rp15.000 pulse value plus Free 30 SMS and 30 SMS info worth Rp15.000.

•

Launched IM3 in new areas namely Sumatera, Kalimantan and Sulawesi.

•

Personal ring-back tone for Mentari subscribers in outside Java (September 2004)

•

 “IM3 Pulsa Shock” which offers SMS tariff of Rp100 (on net), voice Rp1.000 (on-net), GPRS Rp10/Kb, and free roaming from any operators (Juni 2004).

•

“IM3 Holiday” with starter package price Rp20.000,- and get benefit pulses Rp15.000,-, content bonuses Rp30.000,- (Rp15.000,- in first month activation and Rp15.000,- in the following month)  in May 2004.

•

 “Mentari Liburan” with starter package price Rp50.000,- and get benefit pulses Rp30.000,-content bonuses Rp30.000,- (Rp15.000,- in first month activation and Rp15.000,- in the following month) in May 2004.

•

“Matrix 9”, offering 2 packages: Free Roaming or Free Monthly Fee. This package also offers 9 benefits such as free activation, low SMS, Flat GPRS tariff, local count per 15 second, DLD per 10 second, IDD per 6 second and discount until 35% in IDD “001” & “008”, airtime discount 20% in May 2004

•

 “M3-Transfer”, which allows customers in pulses transfer to other IM3 subscriber via short-message in January 2004.

•

“Mentari Gemilang Package”, with starter package price of Rp50.000,- and containing Rp25.000,- airtime/pulse, additional Rp10.000, airtime bonus , and 25 SMSs in the 31st day following activation.

We also pioneered the provision Blackberry® service for our Matrix users in cooperation with StarHub and Research-In-Motion in December 2004.

Network Development & Integration

As of 31 December

2003

2004

Base stations sites

3,077

4,026

Base station controllers

   141

   156

Mobile switching centers

    29

                  36

During 2004, we have expanded and enhanced our networks to meet the increased demands and to broaden our coverage. As of December 31, 2004, we had 4,026 base stations sites, 156 base stations controllers, and 36 mobile switching centers. Following the merger of Satelindo and IM3 into Indosat, through December 2004, we have finalized the integration of Network Ex-IM3 and Ex-Satelindo for areas of Southern Central Java, East Java and Batam.  Meanwhile, the rest of Indonesia is expected to be finalized in 2005.

FIXED TELECOMMUNICATION SERVICES

IDD Services

Total traffic of Indosat IDD (Outgoing and Incoming) for the year ended 31 December 2004 was 859.5 million minutes, an increase of 0.5% from 2003. However, our outgoing traffic decreased as a result of tighter competition, especially for traffic originated from PSTN and other cellular operators.

The increase in incoming traffic (7.8%) resulted from the implementation of volume commitment and wholesale scheme which offered competitive termination rates in 2004.

To defend our IDD business, Indosat has several key initiatives in 2004 such as:

1.

Special Discount program (50%) for IDD “001” and “008” originated from Indosat ‘s Cellular and StarOne.

2.

Special tariff for operator assisted international calls as emergency solution to problem of difficulties in accessing IDD “001” and “008” from PSTN

3.

New and more aggressive advertising promotion for IDD “008” via television, print ad and radio programs

4.

New and more aggressive Indosat-VoIP advertising in printed media

5.

Apply IDD Program through our Fixed Wireless Terminal (FWT).

Fixed Wireless Access

On May 29, 2004, we launched our fixed wireless service, named “StarOne,” in Surabaya and the surrounding area in Eastern Java. In July 2004, Indosat launched this service in greater Jakarta area. As of December 31, 2004, we recorded 62,716 StarOne subscribers consisting of 14,124 postpaid subscribers and 48,592 prepaid subscribers.

On October 22, 2004, Indosat, Special Regional Government of Jogjakarta, PT Jogja Telpun Cerdas and PT Cipta Amanda signed an agreement on the development of the CDMA 2000-1x network to provide local, domestic long distance and international with fixed wireless technology for the Jogjakarta area.

For the year ended 31 December 2004, our fixed wireless access recorded a blended ARPU of Rp90,761 derived from  postpaid ARPU of Rp215,990 and prepaid ARPU of Rp47,409.

MIDI SERVICES

In 2004, overall MIDI services enjoyed a positive growth, especially for wholesale segment and IP based services. This figures reflected the increasing market demand for MIDI services

To develop revenues from MIDI services in the international and domestic markets and to anticipate market competition, Indosat’s MIDI strategy is to maintain its international MIDI business and to expand in the domestic market by establishing partnership program and offering competitive prices for wholesale and end-user segments as well as expanding infrastructure and network.

Our key initiatives in our MIDI business are as follows:

1.

Offering competitive price for MIDI services

2.

Aggressive selling, domestic and international broadband services

3.

Product synergy in MIDI services following the merger of Satelindo into Indosat

4.

Expand market coverage by developing international and domestic points of presence

RECENT DEVELOPMENTS

New Corporate Identity and Customer Focus Vision

New Identity

To emphasize commitment to becoming a leading cellular-focused, fully integrated telecommunications network and service provider, we launched a new corporate identity on 2 February 2005. By introducing our new corporate identity, we expect to present a more advanced, yet friendly image, simplicity of its services and more approachable by customers and stakeholders. Indosat new visual identity comprises of symbol and word-mark.

The new visual identity is described as a “Techno Flower”, which is made up of three ellipse shapes suggesting the interactive and global nature of the communication business today, while representing a friendlier and more approachable image. Indosat had registered the new visual identity with the Ministry of Justice and had obtained all the necessary certification on the copyrights in Indonesia.

Customer Focus Structure and Regional Empowerment

In an effort to better serve and enhance focus to the customers, Indosat announced a customer-focused organization structure. In this organization structure, specific directorates are established to serve consumer market and corporate market segments.

In this new organizational structure, the Director of Cellular Marketing will assume the role of Consumer Market Director while the Director of Fixed Telecom and MIDI will assume Corporate Market Director. The remaining Directors remain the same.

We have also reorganized 5 regional sub-directorates and empower them with additional authorities to better respond to market demand while streamlined some functions in our corporate headquarter.

The 5 regional sub-directorates are:

-

Sumatera Regional Sub-Directorate

-

Jabotabek (Greater Jakarta) and Banten Regional Sub-Directorate

-

West & Central Java Sub-Directorate

-

East Java & Kalimantan Regional Sub-Directorate

-

Bali, Nusa Tenggara, Sulawesi, Maluku  & Papua Regional Sub-Directorate

Financing Program to Support Capital Expenditure Plan

Indosat Appoints AAA Securities, JP Morgan, CSFB and Goldman Sachs.

Indosat announced that it has appointed AAA Securities, JP Morgan, CSFB, and Goldman Sachs to assist Indosat in preparing a financing program. They will assist Indosat to determine the composition, structure, terms and condition of the program which will be disclosed later, in the manner and at the time as required by the prevailing capital market rules and regulations.

Marketing and Business Initiatives

Tarif Hebat (Family and Friends Program)

To manage churn in Mentari brands, we introduced a lower tariff within a smaller Mentari users’ group (family and friends) in February 2005. Indosat introduced a “family and friends” programs which allows customers to register up to 2 different numbers. Calls between the customer and these 2 different numbers are charged at Rp600 per minute.

Flat Call 016

Indosat FlatCall 016 is an international telephone service, for the time being available from Matrix, Mentari, IM3, Starone, with a single tariff to any country destinations at anytime. Benefits for customers for placing a call through Indosat FlatCall 016 is an affordable flat rate of Rp 2.900,- per minute to any destination without additional air time tariff. The service is addressed to individuals and corporate users who consider it is important to manage efficiencies in international call. This program is available since 17 March 2005.

Awards

In 2004 and 2005, Indosat had been rewarded with many awards, among others

EuroMoney 2004 Annual Corporate Polls

•

Indonesia’s Best Managed Company

AsiaMoney 2004 Annual Corporate Polls

•

Indonesia’s Best Managed Company

o

Clearest Corporate Strategy

o

Focus on Shareholders Value

o

Most improved and best Financial Management

o

Best Investor Relations

•

Indonesia’s Best Corporate Governance (2nd place)

FinanceAsia 2005 Annual Corporate Polls

•

Indonesia’s Best Corporate Governance (1st place)

•

Indonesia’s Best Investor Relations (1st place)

•

Indonesia’s Best Managed Company (3rd place)

Disclaimer:

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward- looking statements within the meaning of applicable law.

Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward- looking statements, will be achieved.//

PT Indosat Tbk and Subsidiaries

Key Operational Data

YTD For The Year Ended 31 December 2003 and 2004

                YTD

 YTD

Description

Unit

Ended

Ended

Growth

                       31 Dec.2003        31 Dec.2004

CELLULAR

Prepaid

subs

         2,259,810

3,613,781

59,9%

Postpaid

subs                  119,986

   178,372

48.7%

Total Net Additions

subs

         2,379,796

3,792,153

59.3%

Prepaid

subs

         5,600,882

9,214,663

64.5%

Postpaid

subs

            361,562

   539,944

49.3%

Total Cellular Subscribers

subs

         5,962,444

9,754,607

63.6%

ARPU Postpaid

Rp

338,697

269,647

-20.4%

ARPU Prepaid

Rp

  90,459

78,681

-13.0%

ARPU Blended

Rp

106,386

89,489

-15.9%

IDD

Outgoing Traffic

000 min

233,244

188,710

-19.1%

Incoming Traffic

000 min

622,381

670,819

7.8%

Total Traffic

000 min

855,625

859,529

 0.5%

I/C Ratio

 -

      2.67

  3.55

33.2%

MIDI

Indosat : (Accumulated Numbers)

Wholesale

International High Speed Leased Circuit

cct

   1,058

3,258

207.9%

Domestic High Speed Leased Circuit

cct

      632

4,115

551.1%

Satellite Transponder Leased

# transp

   21.69

22.39

  3.2%

Datacom

International High Speed Leased Circuit

cct

      534

   650

21.7%

Domestic High Speed Leased Circuit

cct

   2,651

3,546

33.8%

Frame Relay

port

      889

1,008

13.4%

Lintasarta : (Accumulated Numbers)

High Speed Leased Line (SDL)

link

   1,868

1,854

-0.7%

Frame Relay

access

   3,541

4,236

19.6%

VSAT-NET/IP

cct

      973

1,402

44.1%

Internet Dial Up

user

   2,176

2,049

 -5.8%

Internet Dedicated

link

      250

   293

17.2%

IM2

Internet Dial Up

subs

 26,501

24,563

 -7.3%

Internet Dedicated

cct

      597                      662

 11.5%

EMPLOYEES

Indosat and subsidiaries

person

  6,330

   7,820

23.5%

(including non permanent employees)

PT INDOSAT Tbk

PT INDOSAT Tbk AND SUBSIDIARIES

BALANCE SHEETS

AS OF DECEMBER 31, 2003 and 2004

(In billions of Indonesian Rupiah and Millions of US$)

CONSOLIDATED

DESCRIPTION

2003

2004

  Rp

  Rp

US$

-------------------------------------------------------------------------------------------------------------------------------------------------------

CURRENT ASSETS

Cash and cash equivalents

4,509.5

3,993,6

429.9

Short-term investments - net of allowance

65.4

        1.4

     0.1

Accounts receivable - net of allowance

Trade :

Related parties

PT Telkom

 217.9

    166.6

  17.9

Others

 189.3

    156.1

  16.8

Third parties

 824.9

    987.9

106.3

Others :

Third parties

   84.1

      18.3

    2.0

Inventories

 120.1

    113.7

  12.2

Derivative asset

     0.0

        2.1

    0.2

Advances

   36.5

      88.1

    9.5

Prepaid taxes  and  expenses

            1,390.0

    915.8

  98.6

Other current assets

   23.4

      24.9

     2.7

Total Current Assets

             7,461.2

 6,468.5

696.3

NON-CURRENT ASSETS

Due from related parties - net of allowance

   33.4

      48.0

    5.2

Deferred tax assets - net

 136.6

      33.2

    3.6

Investments in associated companies - net of allowance      191.6

      33.1

    3.6

Other long-term investments - net of allowance

 191.3

    102.2

  11.0

Property and equipment  - net

           14,093.1

             17,243.2

            1,856.1

Goodwill and other intangible assets - net

             3,344.9

               3,012.6

               324.3

Long-term receivables

  132.2

    129.7

   14.0

Long-term prepaid pension - net of current portion

  136.7

    180.2

   19.4

Long-term advances

    93.9

    290.8

   31.3

Other  non-current assets

  244.4

    331.2

   35.6

Total Non-current Assets

            18,598.1

             21,404.0

            2,304.0

TOTAL ASSETS

            26,059.2

             27,872.5

            3,000.3

PT INDOSAT Tbk

PT INDOSAT Tbk AND SUBSIDIARIES

BALANCE SHEETS

AS OF DECEMBER 31, 2003 and 2004

(In billions of Indonesian Rupiah and Millions of US$)

          CONSOLIDATED

DESCRIPTION

2003

             2004

  Rp

  Rp

US$

-------------------------------------------------------------------------------------------------------------------------------------------------------

CURRENT LIABILITIES

Short-term loans

  18.1

      9.8

      1.1

Accounts payable – trade :

Related parties

  12.5

    21.6

      2.3

Third parties

186.7

  204.1

    22.0

Procurement payable

            1,344.8

              2,049.1

  220.6

Taxes payable

               322.9

  220.2

    23.7

Accrued expenses

               709.5

  927.4

    99.8

Unearned income

               492.9

  602.6

    64.9

Deposits from customers

                   0.0

                175.4

    18.9

Derivative liability

                   0.0

    55.9

      6.0

Current maturities of long-term debts

Related parties

   86.6

  168.3

    18.1

Third parties

 112.3

  207.1

    22.3

Other current liabilities

    86.1

    19.3

      2.1

Total Current Liabilities

             3,426.6

4,660.9

  501.7

NON-CURRENT LIABILITIES

Due to related parties

     38.3

     39.1

     4.2

Deferred tax liabilities - net

       1.7

   489.1

   52.6

Long-term debts - net of current  maturities :

Related parties

1,639.1

   760.7

   81.9

Third parties

1,271.4

   827.4

   89.1

Bonds payable

7,268.7

7,524.1

 809.9

Other non-current liabilities

   226.4

   222.2

   23.9

Total Non-current Liabilities

             10,445.6

9,862.5

             1,061.6

MINORITY INTEREST

    147.1

   164.5

    17.7

STOCKHOLDERS’ EQUITY

Capital stock -

   517.8

   528.5

   56.9

Premium on capital stock

   673.1

   880.9

   94.8

Difference in value from restructuring

transactions of entities under common control

       0.0

       -

      -

Difference in transactions of equity changes in

associated companies/subsidiaries

   403.8

   403.8

   43.5

Stock options

     24.8

     71.2

     7.7

Difference in foreign currency translation

       0.3

       0.4

     0.0

Unrealized comprehensive income

       0.0

         -

       -

Retained Earnings :

Appropriated

     17.9

     33.6

     3.6

Unappropriated

4,320.3

9,632.9

            1,036.9

Net income this period

6,081.9

1,633.2

175.8

Total Retained Earning

             10,402.1

             11,299.7

            1,216.3

Net Shareholders’ Equity

             12,039.9

             13,184.6

            1,419.2

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY          26,059.2

             27,872.5

            3,000.3

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE TWEVE MONTHS ENDED DECEMBER 31, 2003 & 2004

(In Billion of Indonesian Rupiah and Millions of US$, except for EPS and Earning per ADS)

         Twelve Months

     Ended Desember 31,

DESCRIPTION

2003

 2004

              US$

 Growth

  Rp                          Rp

OPERATING REVENUES

Cellular

5,117.6

7,450.8

802.0

45.6%

International calls

1,807.7

1,554.9

167.4

-14.0%

Multimedia, Data Communication, Internet (“MIDI”)

1,228.3

1,483.9

159.7

 20.8%

Other services

     81.7

     59.4

    6.4

-27.3%

TOTAL OPERATING REVENUES

8,235.3

              10,549.1

             1,135.5

 28.1%

OPERATING EXPENSES

Depreciation and amortization

2,038.0

2,818.7

303.4

38.3%

Personnel

1,023.0

1,207.4

130.0

18.0%

Compensation to telecommunications carriers and service

providers

   724.2

   523.6

  56.4

-27.7%

Maintenance

   297.1

   473.4

  51.0

 59.3%

Administration and general

   498.0

   471.3

  50.7

 -5.3%

Marketing

   242.3

   349.8

  37.7

 44.4%

Leased circuits

     91.7

     97.7

  10.5

  6.5%

Other costs of services

   973.1

1,372.5

147.7

41.0%

TOTAL OPERATING EXPENSES

5,887.4

7,314.4

787.3

24.2%

OPERATING INCOME

2,347.9

3,234.7

348.2

37.8%

OTHER INCOME (EXPENSES)

Gain on sale of investment in associated company

       0.0

   286.2

  30.8

100.0%

Interest income

   147.7

   187.4

  20.2

26.9%

Gain on sale of other long-term investment

       0.0

   110.9

  11.9

100.0%

Financing cost

  (838.7)

               (1,097.5)

(118.1)

30.9%

Amortization of goodwill

  (252.9)

  (226.3)

(24.4)

-10.5%

Loss on change in fair value of

derivatives

       0.0

  (170.5)

(18.3)

100.0%

Gain (loss) on foreign

exchange - net

   200.1

    (66.1)

  (7.1)

-133.0%

Transformation cost

    (48.8)

       0.0

   0.0

-100.0%

Others - net

      (2.3)

     62.4

   6.7

2797.3%

TOTAL OTHER INCOME (EXPENSES)

  (795.0)

 (913.4)

(98.3)

   14.9%

EQUITY IN NET INCOME OF ASSOCIATED COMPANIES

     33.8

     61.5

    6.6

    81.9%

INCOME BEFORE INCOME TAX AND EXTRAORDINARY ITEMS

1,586.7

2,382.8

256.5

   50.2%

INCOME TAX BENEFIT (EXPENSE)

Current

 (585.6)

 (140.9)

(15.2)

   -75.9%

Deferred

  603.4

 (583.7)

(62.8)

  -196.7%

TOTAL INCOME TAX BENEFIT (EXPENSES)

    17.8

 (724.6)

(78.0)

-4164.1%

INCOME BEFORE EXTRAORDINARY ITEM, MINORITY

INTEREST IN NET INCOME OF SUBSIDIARIES AND

PREACQUISITION INCOME

 1,604.6

11,658.2

178.5

      3.3%

EXTRAORDINARY ITEM -

                 4,499.9

         0.0

    0.0

 -100.0%

MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES

     (22.5)

      (25.0)

  (2.7)

    11.1%

NET INCOME

    6,082.0

   1,633.2

175.8

   -73.1%

BASIC EARNINGS PER SHARE

  1,174.69

    313.91

  0.03

    -73.3%

DILUTED EARNINGS PER SHARE

  1,173.21

    313.63

  0.03

    -73.3%

BASIC EARNINGS PER ADS (50 B shares per ADS)

58,734.63

15,695.59

  1.69

    -73.3%

DILUTED EARNINGS PER ADS

58,660.77

15,681.59

  1.69

    -73.3%

RESTATEMENT OF 2002 AND 2003 CONSOLIDATED FINANCIAL STATEMENTS

SAK 38

In April 2001, the Company entered into cross-ownership transactions with Telkom to:

•

Sell the Company’s 35% equity interest in PT Telekomunikasi Selular

•

Acquire Telkom’s 22.5% equity interest in Satelindo

•

Acquire Telkom’s 37.21% equity interest in Lintasarta.

At the time of the transactions, both the Company and Telkom were entities under common control by the Government of the Republic of Indonesia, the major stockholder of both companies.

The above transactions with Telkom were accounted for under the pooling-of-interests method. The net difference amounting to Rp4,359,259 between the net consideration paid or received and the net assets of the investees acquired or sold was credited to “Difference in Value from Restructuring Transactions of Entities under Common Control”.

In 2002 and 2003, as a result of its transactions with Telkom to sell its equity interest in PT Pramindo Ikat Nusantara (“PIN”) (Note 10), the Company also recorded the gain on sale of its investment in PIN amounting to Rp109,184 and Rp32,207 in 2002 and 2003, respectively, as “Difference in Value from Restructuring Transactions of Entities under Common Control”.

On December 15, 2002, the Government of the Republic of Indonesia entered into a Share Purchase Agreement with ICL for the sale of the Government’s 41.94% equity interest in the Company to ICL (Note 19). This transaction resulted in the control of ICL over the Company and the loss of common control status between the Company and Telkom as the Government of the Republic of Indonesia did not have anymore control over Indosat. The loss of the Government control over Indosat happened after the change of the status of the Company from a State-Owned Company (Persero) to a Foreign Capital Investment Company was approved by the Ministry of Justice and Human Rights on March 21, 2003 (Note 1a).

In 2004, the Company early adopted SAK 38 (revised 2004) resulting in the realization of the gain previously credited to “Difference in Value from Restructuring Transactions of Entities under Common Control” from the transactions with Telkom. The 2003 consolidated financial statements have been restated for the retrospective recognition of the realized gain to “Extraordinary Item - Realized Gain from Early Adoption of SAK 38” in 2003 due to the loss of the common control between the Company and Telkom (Note 1d).

SAK 24

The Company also early adopted SAK 24 (revised 2004). As a result, the Company recalculated its liability relating to the employee benefits to conform with the treatment in SAK 24 (revised 2004) which requires retrospective application (i.e. the shortfall of the liability for the benefits as of the beginning of the earliest comparative period presented in the consolidated financial statements should be charged to beginning retained earnings of that period).

The summary of the changes in the 2002 and 2003 consolidated financial statements as a result of the retrospective application of SAK 38 (revised 2004) and SAK 24 (revised 2004) is as follows:

2002

   2003

As Previously

As Previously

Reported

As Restated

Reported

As Restated

Consolidated Balance Sheets:

Total Assets

22,002,465

21,852,160

26,153,024

26,059,192

Total Liabilities

11,399,063

11,419,843

13,954,114

14,019,310

Total Stockholders’ Equity

10,603,402

10,432,317

12,198,910

12,039,882

Consolidated Statements of

Income:

Operating Expenses

4,896,300

4,889,611

5,902,912

5,887,372

Extraordinary Item - Realized Gain

from Early Adoption of SAK 38

-

-

-

4,499,947

Net Income

336,252

340,712

1,569,967

6,081,971

Consolidated Statements of Changes

in Stockholders’ Equity

Difference in Value from

Restructuring Transactions

of Entities under Common

Control

4,467,740

4,467,740

4,499,947

-

Retained earnings - unappropriated

Beginning of year

4,886,951

4,711,406

4,646,024

4,474,939

End of year

4,646,024

4,474,939

6,061,311

10,402,230

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

             PT Indosat Tbk.

Date  : April 1, 2005

By  :

_______________________________

Name :   Ng Eng Ho

   Title   :   Deputy President Director